ISSUED ON BEHALF OF REED ELSEVIER PLC

18 March 2014

Director Declaration

Pursuant to Listing Rule 9.6.14(2), Reed Elsevier PLC (“the Company”) announces that
Mr Ben van der Veer, a Non-Executive Director of the Company, will be appointed as a member of the Supervisory Board of Royal Imtech N.V. with effect from 22 May 2014, subject to approval of the Annual General Meeting of Shareholders of Royal Imtech N.V. to be held on 22 May 2014. Royal Imtech N.V. is listed on the NYSE Euronext Amsterdam.